UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 31, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 Disclosure of transactions in own shares (March 5, 2020)

Exhibit 99.2 Renewables: Total to develop 25 MW of solar rooftops in Thailand (March 6, 2020)

Exhibit 99.3 Total to Build the Largest Battery-based Energy Storage Project in France (March 12, 2020)

Exhibit 99.4 Disclosure of transactions in own shares (March 12, 2020)

Exhibit 99.5 UK: Total Makes a New Gas and Condensates Discovery in the North Sea (March 17, 2020)

Exhibit 99.6 Renewables: Total Enters Floating Offshore Wind with a First Project in the UK (March 19, 2020)

Exhibit 99.7 Indicative ex-dividend dates for 2021 dividend (March 19, 2020)

Exhibit 99.8 Annual Shareholders’ Meeting to be held on May 29, 2020 (March 19, 2020)

Exhibit 99.9 Renewables: Total Expands in Wind Power in France with the acquisition of Global Wind Power France (March 20, 2020)

Exhibit 99.10 Total releases its Universal Registration Document 2019 (Document d’enregistrement universel 2019) and its Form 20-F 2019 (March 23, 2020)

Exhibit 99.11 Covid-19: Total Mobilized to Support Hospital Healthcare Staff in France by Providing them with up to 50 Million Euros in Gasoline Vouchers (March 23, 2020)

EXHIBIT INDEX

Exhibit 99.1 Disclosure of transactions in own shares (March 5, 2020)

Exhibit 99.2 Renewables: Total to develop 25 MW of solar rooftops in Thailand (March 6, 2020)

Exhibit 99.3 Total to Build the Largest Battery-based Energy Storage Project in France (March 12, 2020)

Exhibit 99.4 Disclosure of transactions in own shares (March 12, 2020)

Exhibit 99.5 UK: Total Makes a New Gas and Condensates Discovery in the North Sea (March 17, 2020)

Exhibit 99.6 Renewables: Total Enters Floating Offshore Wind with a First Project in the UK (March 19, 2020)

Exhibit 99.7 Indicative ex-dividend dates for 2021 dividend (March 19, 2020)

Exhibit 99.8 Annual Shareholders’ Meeting to be held on May 29, 2020 (March 19, 2020)

Exhibit 99.9 Renewables: Total Expands in Wind Power in France with the acquisition of Global Wind Power France (March 20, 2020)

Exhibit 99.10 Total releases its Universal Registration Document 2019 (Document d’enregistrement universel 2019) and its Form 20-F 2019 (March 23, 2020)

Exhibit 99.11 Covid-19: Total Mobilized to Support Hospital Healthcare Staff in France by Providing them with up to 50 Million Euros in Gasoline Vouchers (March 23, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: March 31, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer